Exhibit 12.1

The NASDAQ OMX Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Millions)

Unaudited

	Year Ended December 31,
	2011(1)		2010(1)		2009		2008(1)		2007
Pre-tax income from continuing operations	$571	(2)	$522	(2)	$388	(2)	$511	(2)	$794	(4)
Add: fixed charges	135		117		118		111		73

Pre-tax income before fixed charges	706		639		506		622		867
Fixed charges:
Interest expense(3)	135		117		118		111		73

Total fixed charges	135		117		118		111		73
Preferred stock dividend requirements	—		—		—		—		—

Total combined fixed charges and preferred stock dividends	$135		$117		$118		$111		$73

Ratio of earnings to fixed charges	5.23		5.46		4.29		5.60		11.88
Ratio of earnings to fixed charges and preferred stock dividends	5.23		5.46		4.29		5.60		11.88

(1)	We completed the following acquisitions in 2008, 2010 and 2011:

•	OMX, February 2008;

•	PHLX, July 2008;

•	BSX, August 2008;

•	Certain subsidiaries of Nord Pool, October 2008;

•	The assets of North American Energy Credit and Clearing Corp., March 2010;

•	A derivatives trading market through the purchase of the remaining business of Nord Pool, May 2010;

•	SMARTS, August 2010;

•	FTEN, December 2010;

•	ZVM, December 2010;

•	Glide Technologies, October 2011; and

•	The business of RapiData, December 2011.

Additionally, we purchased a majority stake in IDCG in December 2008 and a 22% equity interest in EMCF in January 2009. The financial results of these transactions are included in the computation of ratio of earnings to fixed charges beginning on the date of each acquisition or strategic initiative.

(2)	2011, 2010, 2009 and 2008 pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and adjustment for noncontrolling interests.
(3)

Consists of interest expense on all debt obligations (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(4)	Includes costs of $4 million associated with Nasdaq’s 2007 cost reductions.